Solesence, Inc. 10-K

Exhibit 19

Solésence, Inc. 1319 Marquette Drive Romeoville, Illinois 60446

TO:	All Directors, Advisory Board Members, Officers and Employees of Solésence

FROM:	Insider Trading Compliance Officer, Jess Jankowski

DATE:	March 7, 2025

RE:	Amended Policy on Insider Trading

In the course of employment or other relationship with Solésence, Inc. (“Solésence” or the “Company”), directors, advisory board members, officers, employees, and independent contractors may come into possession of confidential and highly sensitive information concerning the Company, its suppliers, customers, investors or other persons or companies with whom Solésence does business. This confidential and sensitive information may have a potential for affecting the market price of securities issued either by Solésence or the other involved companies.

Federal securities laws, under some circumstances, impose considerable civil and criminal penalties on persons who improperly obtain or use material, non-public information in connection with a purchase or sale of securities. In addition to civil damages of up to three times the profit gained or loss avoided, an individual could be subject to imprisonment of up to 20 years and criminal penalties of up to $5,000,000 for violations, plus prejudgment interest and private party damages. Recent federal legislation has given the Securities and Exchange Commission (“SEC”) and courts greater powers in imposing penalties for violations of the insider trading provisions of the federal securities laws. The SEC and governmental prosecutors have been vigorously enforcing these insider trading laws against both institutions and individuals.

Violations adversely affect the Company’s reputation. Furthermore, if the Company fails to take appropriate steps to prevent insider trading, the Company and its directors, officers and other supervisory personnel may be subject to “controlling person” liability and potential civil and criminal penalties. In light of the importance of preserving Solésence’s reputation for maintaining the highest legal, business and ethical standards, as well as the detrimental impact on employees and Solésence for failures to comply with applicable laws, the Company is hereby providing specific guidance concerning the propriety of various personal transactions, and has developed specific procedures in certain cases to attempt reasonably to ensure that neither Solésence nor its directors, advisory board members, officers and employees violate insider trading laws.

With this in mind, all directors, advisory board members, officers and employees of Solésence have been presented with a copy of this memorandum. We are asking you to read this memorandum and thoroughly understand its contents. Once you are sure you have a complete understanding of its meaning, we are asking that you sign the attached Insider Trading Compliance Statement.

Explanation of the Law

The federal securities laws and regulations prohibit the purchase or sale of a security at a time when the person trading in that security possesses material, non-public information concerning the issuer of the security, or the market for the security, which has not yet become a matter of general public knowledge and which has been obtained or is being used in breach of a duty to maintain the information in confidence. Communication of nonpublic information to a third party, under circumstances where improper trading can or may be anticipated, is also prohibited. These prohibitions apply to any security, including derivative securities such as put and call options, options to acquire common stock including company-granted stock options, warrants, convertible debentures, preferred stock and debt securities such as bonds and notes -- not just common stock.

“Material, non-public information” includes information that is not available to the public at large which could affect the market price of the security and to which a reasonable investor would attach importance in deciding whether to buy, sell, or retain the security. Common examples of information that will frequently be regarded as material are: (1) significant acquisitions; (2) matters involving significant new products, patent approvals and/or licensing agreements; (3) matters relating to new financing; (4) gain or loss of a substantial supplier or customer; (5) negotiating or signing a significant contract; (6) financial results or financial condition or projections by a corporation’s officers or directors of future financial results or financial condition; (7) news of a pending or proposed merger or acquisition, or a tender offer or exchange offer; (8) information about a major joint venture; (9) news of a significant sale of assets; (10) changes in dividend policies or the declaration of a stock split or the offering of additional securities; (11) impending bankruptcy or financial liquidity problems; (12) changes in management; (13) significant litigation; (14) significant regulatory exposure due to actual or threatened action by state or federal regulators; (15) major restructuring actions or asset impairments; (16) changes in auditors; or (17) discovery of an error in the Company’s financial statements or notification from an independent auditor that the Company may no longer rely on a previously issued audit report or completed interim review. It should be noted that either positive or negative information may be material.

Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, by means of a press release or a public statement from one of Solésence’s senior officers) and enough time has elapsed to permit the investment market to absorb and evaluate the information. Publicly released information will normally be regarded as absorbed and evaluated within two days after its disclosure.

Company Policy

1.    Applicability.

This policy applies to all officers, directors, advisory board members, employees, and independent contractors of the Company, as well as each of those person’s spouse, minor children, any person living in their household (collectively, “Covered Persons”). It is also the Company’s policy that the Company will not engage in transactions in the Company’s securities while aware of material, non-public information, except as otherwise set forth herein.

2.    No Trading On Material, Non-Public Information.

Any Covered Person who has material, non-public information relating to Solésence or any other company, including any of the Company’s major suppliers, customers or joint venture partners, (i) may not transact in the securities of Solésence or such other company, (ii) pass along the information to others or recommend to anyone to transact in the securities of Solésence or such other company (so called “tipping”), or (iii) permit any person whose decisions are directed, influenced or controlled by such Covered Person, anyone acting on his or her behalf, or anyone to whom he or she has disclosed the material non-public information, to transact in such securities. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

A reasonable time should be allowed to elapse (at least two business days) before trading in the security to allow for public dissemination and evaluation of the information after public disclosure through appropriate channels. Generally, it is expected that you will be less likely to be in possession of material, non-public information during the 30-day period beginning two days after the release of either quarterly or annual financial results. However, even during these periods, you are subject to the above prohibitions if you possess material, non-public information.

3.    Prior Approval Required for All Persons.

Since everyone is likely to have access to material, non-public information, it is Solésence’s policy that Covered Persons must not transact in the Company’s securities or the securities of any other company with whom the Company does a significant amount of business, whether or not the Covered Person possesses specific material, non-public information, unless the written permission from the Company’s Insider Trading Compliance Officer (the “Compliance Officer”) is first received. Written permission will be given for a specified period but will continue to be subject to the above prohibitions if such person possesses material, non-public information.

3. Other Trading Restrictions.

In addition, it is Solésence’s policy that Covered Persons shall not engage in any of the following activities with respect to the Company’s securities:

a.	Transacting in Solésence’s securities during the period beginning on the twenty-fifth day of the last month of a calendar quarter (i.e., March 25, June 25, September 25, and December 25) through and including the third business day following the press release of such quarter’s earnings or prior year’s earnings in the case of the fourth quarter.

b.	Transacting in Solésence’s securities during any other ad-hoc blackout period as may be declared from time to time by the Compliance Officer.

c.	Transacting in Solésence’s securities on a short-term basis. Any security purchased must be held for a minimum of six months before sale, unless the stock is subject to forced sale (e.g., as a consequence of a merger or acquisition).

d.	Holding Solésence securities in a margin account or pledging them as collateral for a loan that may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan.

e.	Short sales.

f.	Buying or selling put options or call options on Solésence’s securities, or entering into hedging transactions with respect to Solésence’s securities such as “costless collars,” “prepaid variable forwards,” “equity swaps” or similar transactions intended to preserve value.

g.	Engaging in limit orders, standing orders or other pre-arranged transactions that execute automatically, except for “same-day” limit orders and approved 10b5-1 plans that are not otherwise subject to limitations.

4. Rule 10b5-1 Sales or Trading Plans.

Transactions in Solésence’s securities by persons subject to this Policy that are made pursuant to a 10b5-1 sales or trading plan that has been approved in advance and in writing by the Compliance Officer are generally not subject to the prohibition on trading on the basis of material non-public information or the restrictions contained in this Policy relating to blackout periods and the preclearance approval process. Rule 10b5-1 provides an “affirmative defense” in those instances, although not an absolute safe harbor, from insider trading liability under the federal securities laws provided that the trading plans meet certain requirements. In every instance, a 10b5-1 plan must be entered into in good faith during a permitted trading period and when the person is not aware of material non-public information. Once the plan is adopted, and for as long as it continues in effect, the person must not exercise any further influence over how, when or whether to trade the securities subject to the plan.

Persons subject to this Policy should discuss their proposed 10b5-1 plans with the Compliance Officer to determine the restrictions expected relative to plan design. These expectations may change for new plan requests as time advances and regulations change. At a minimum, plans must specify the amount, pricing and timing of the transactions (including arrangements to set these terms by formula) in advance, or alternatively, delegate discretion on those matters to an independent party. Once a person’s 10b5-1 plan is approved and put into place, all proposed modifications of the plan must also be submitted to the Compliance Officer for approval prior to their implementation, and must be made when you are not aware of material non-public information and during a permitted trading period. In effect, any modification of a 10b5-1 plan is treated as if the existing 10b5-1 plan has been terminated and a new 10b5-1 plan has been put in place, subject to approval by the Compliance Officer or the Chair of the Compensation Committee of the Solésence Board of Directors.

Nothing in this Policy prohibits a person subject to this Policy from terminating a 10b5-1 plan in accordance with applicable law and regulation. However, such persons should be aware that modifications to, or terminations of, 10b5-1 plans may be viewed as exercises of insider control that could affect the determination of whether an insider entered into a 10b5-1 plan in good faith and is therefore entitled to affirmative defenses under the plan. Consequently, it is recommended that persons subject to this Policy consult with their personal legal advisors before making plan changes.

Rule 10b5-1 requires Covered Persons to wait for a mandatory cooling-off period after adoption before trading can commence: (1) Officers and directors must wait for the later of (a) 90 days after adoption or modification and (b) two business days after the disclosure of the Company’s financial results for the fiscal quarter in which the 10b5-1 plan was adopted or modified (not to exceed 120 days); and (2) all other Covered Persons must wait 30 days after adoption of modification.

Insiders seeking to establish a 10b5-1 plan should contact the Company’s legal counsel. Solésence’s acceptance of a 10b5-1 plan does not mean that the plan automatically meets the requirements of applicable law or that persons adopting such plans will be insulated from insider trading liability. It is the responsibility of each person to ensure compliance with insider trading laws and regulations, including Rule 10b5-1.

Appointment and Duties of the Compliance Officer

The Company has appointed the Company’s Chief Financial Officer as the Compliance Officer. The Compliance Officer may assign certain of the related duties to another Company employee from time to time.

The appointment of a Compliance Officer does not shift responsibilities under this Policy away from the individual. The individual remains solely responsible for compliance with this Policy. The duties of the Compliance Officer are strictly for the Company’s benefit. Neither the Compliance Officer nor any of the Company’s employed or retained attorneys shall be deemed to represent individual employees or other persons subject to this Policy.

Solésence, Inc. 1319 Marquette Drive Romeoville, Illinois 60446

Acknowledgment

I have carefully reviewed the Solésence, Inc. Policy on Insider Trading, as amended through March 7, 2025, and understand all of its provisions. I certify that to the best of my knowledge I have complied with these policies since such date (or during my term of employment, or tenure as a director or advisory board member, if after such date) and that I will continue to adhere to these policies and procedures in the future.

I realize that failure to observe and comply with all of the provisions contained in the memorandum may subject me to sanctions including disciplinary action, up to and including discharge, as well as civil liability and criminal penalties under applicable law.

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